UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Fiscal Council Meeting held on December 27, 2019

DATE, TIME AND PLACE: On December 27, 2019, at 12h, by teleconference, the Fiscal Council of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of the totality of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the members fully representing the Company’s Fiscal Council.

MEETING BOARD: João Guilherme de Andrade So Consiglio, President. Daniel Pareto, Secretary.

AGENDA: Analyze and issue an opinion on the proposal for declaration and payment of Interim Dividends and Interest on Equity.

RESOLUTIONS: The purpose of this meeting was to present to the members of the Fiscal Council the proposal of the Company's Board of Officers, ad referendum of the Annual Shareholders' Meeting to be held until April 30, 2020, for declaration and payment of: (I) Interim Dividends in the total amount of R$ 6,790,000,000.00 (six billion, seven hundred and ninety million reais), pursuant to the article  37, item I, of the Company's Bylaws, calculated based on the balance sheet of November 30, 2019, corresponding to R$ 0.86701797107 per common share, R$ 0.95371976819 per preferred share and R$ 1.82073773927 per Unit; and (II) Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws, in the gross amount of R$ 1,010,000,000.00 (one billion and ten million reais), corresponding to R$ 0.12896732707 per common share, R$ 0.14186405977 per preferred share and R$ 0.27083138684 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 858,500,000.00 (eight hundred and fifty-eight million and five hundred thousand reais), corresponding to R$ 0.10962222801 per common share, R$ 0.12058445081 per preferred share and R$ 0.23020667882 per Unit, except for immune and/or exempt shareholders. After discussing the matter, the members of the Company's Fiscal Council, unanimously, favorably expressed the declaration and payment of Interim Dividends and Interest on Company's Equity, as proposed by the Board of Officers.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. João Guilherme de Andrade So Consiglio, President. Daniel Pareto, Secretary.

[Free English Translation]

Signatures: Mr. João Guilherme de Andrade So Consiglio– President; Sr. Antônio Melchiades Baldisera e Sra. Louise Barsi – Members.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 13, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer